EXHIBIT 2


Oxford Glycosciences PLC
14 March 2003

                                                                   14 March 2003


 Not for release, publication or distribution in, into or from Australia, Canada or Japan


                OXFORD GLYCOSCIENCES PLC ('OGS' OR THE 'COMPANY')

                             ADVICE TO SHAREHOLDERS

The OGS Board* is today posting a circular to OGS Shareholders setting out its advice in relation to the offers from Cambridge Antibody Technology Group plc ('CAT') and Celltech Group plc ('Celltech').

The OGS Board continues to believe that a merger with CAT represents the best alternative for OGS Shareholders, enabling them to benefit from continued participation in the future of the combined businesses. However, given the current difference in value of the CAT Merger relative to the Celltech Offer, the OGS Board, which has been so advised by Goldman Sachs, has withdrawn its recommendation of the CAT Merger. The OGS Board intends to pursue further discussions with CAT regarding a potential revised proposal and also to seek or consider offers from other potentially interested third parties.

The OGS Board, which has been so advised by Goldman Sachs, does not recommend the Celltech Offer, as it believes, as a cash offer, it does not reflect fully the value of the business and cash of OGS.

The OGS Board is advising OGS Shareholders to take no action in respect of the Celltech Offer.

Background to Offers

CAT Merger

On 23 January 2003, the OGS Board and the CAT Board announced that they had agreed the terms of an all share recommended merger of CAT and OGS, to be made on the basis of 0.362 New CAT Shares for each OGS Share and 0.362 New CAT ADSs for each OGS ADS. Based upon CAT's share price of 540 pence, being the Closing Price of a CAT Share on 22 January 2003, (which was the last Business Day prior to the date of the announcement of the CAT Merger), the CAT Merger valued each OGS Share at 195.5 pence. This represented a premium of 28% over the Closing Price on 22 January 2003 of 152.5 pence per OGS Share.

The Scheme Document describing the CAT Merger issued on 6 February 2003 stated that the CAT Merger would help both CAT and OGS to achieve their stated goals by creating an enlarged entity which would significantly strengthen the discovery and development capabilities and financial resources with which to build its pipeline.


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The following were some of the benefits identified for the Enlarged Group:

o A stronger and broader product portfolio, with two approved products, seven additional product candidates in clinical trials and seven pre-clinical products;

o     Significant strengthening of core capabilities in R&D;

o Both antibody and small molecule discovery capabilities, as well as significantly improved scale in product development; and

o Greater financial strength with a pro-forma net cash position of (pound)260.1 million as at 31 December 2002.

Celltech Offer

On 26 February 2003, the board of Celltech announced the terms of an unsolicited offer for OGS of 182 pence in cash for each OGS Share. The Celltech Offer values OGS at approximately (pound)102.1 million which represents a 26% discount to the cash per OGS share of 245 pence as at 31 December 2002 and a low acquisition premium of 19% to the share price of OGS of 152.5 pence per share on 22 January 2003, the day prior to the announcement of the CAT Merger.

Recent Developments

On 11 March 2003, the OGS Court Meeting and the OGS EGM convened for that day were adjourned. The Company will inform shareholders accordingly as to any reconvening of the meetings.

Commenting on today's announcement, David Ebsworth, PhD., CEO of OGS, said:

'Our Board continues to believe that the strategic benefits of a merger with CAT remain valid and the combination represents an opportunity to create a leading European biotecbnology company. We continue not to recommend the Celltech Offer as we believe it is opportunistic and does not reflect fully the value of the business and cash of OGS, and it does not provide our shareholders with any future participation in the business. We therefore advise our shareholders to take no action in respect of the Celltech Offer.

'Our primary duty is to our shareholders and therefore, we are committed to exploring all options to maximise value for them. In order to do this, we intend to pursue further discussions with CAT, as well as seeking or considering offers from other potentially interested parties.'

-Ends-

For further information please contact:

Oxford GlycoSciences Plc                                    +44 (0) 1235 208 000
David Ebsworth, Ph.D., Chief Executive Officer

Goldman Sachs International                                 +44 (0) 20 7774 1000
Michael Hill
Basil Geoghegan
Phil Raper (Corporate Broking)

Financial Dynamics                                          +44 (0) 20 7831 3113
UK Media and Investors
Tim Spratt
Melanie Toyne-Sewell

US Media and Investors                                      +1 212 850 5626
Leslie Wolf-Creutzfeldt
Deborah Ardern Jones


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Goldman Sachs international is acting for OGS and for no-one else in connection with this announcement and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Celltech Offer, the CAT Merger or the contents of this announcement.

The directors of OGS accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of OGS (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.*

*Dr Donald Drakeman, a director of OGS, is also the Chief Executive Officer of Medarex Inc, a competitor of CAT, and therefore did not participate in decisions of the Board relating to the CAT Merger. Given this conflict, he has also not participated and does not propose to participate in discussions relating to any competing offer for OGS. Accordingly, Dr Drakeman has abstained from Board discussions of, and advice to OGS Shareholders relating to, the Celltech Offer and is not taking responsibility for the views or advice of the Board on the Celltech Offer.

OGS will be filing its Schedule 14D-9 Recommendation Statement with the Securities and Exchange Commission today in which reasons for the Board's determinations will be described in greater detail. Shareholders are urged to read the entire Recommendation Statement when it becomes available because it contains important information. Shareholders can obtain a free copy of this and any other documents filed with the Securities and Exchange Commission at the SEC's website www.sec.gov).

In addition, the Recommendation Statement will be available without charge by contacting the Bank of New York on the US telephone number +1 (212) 815 3982.

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.